Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the year ended December 31, 2005 should be read in conjunction with the December 31, 2005 interim financial statements and the related notes. The effective date of this report is April 25, 2006. The amended MD&A is being re-filed to include the paragraph on Internal Disclosure Controls and Procedures.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

The Company has continued to pursue quality projects with experienced partners in high opportunity areas. This approach has provided an overall good result, however individual projects will range from very good (Senex Area) to disappointing (Sturgeon Lake) to challenging (Brazeau Area). New prospect development is highly competitive as established operators are cash rich as a result of record high oil and gas prices while at the same time unwilling to do farmout or joint venture deals, preferring to keep for themselves any reasonably drill-worthy prospect. Accordingly, the Company will put its primary efforts into fully developing its existing projects and enhancing its representation in new projects now underway such as Crossfield, Alberta.

The Company presently holds working interests in approximately 40 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from five discrete areas. Four areas have been producing for several years (Dollard, Leduc, Carbon and John Lake) while one project (Senex), which has both oil and gas are new developments.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Oil and Gas Industry Overview

2005 saw a 38% increase in the average price paid for West Texas Intermediate (WTI) oil over that paid during 2004 while natural gas prices at the AECO hub in Alberta increased 34%. The average price received for natural gas during 2005 was about Cdn. $8.73 per thousand cubic feet (mcf) which followed an average price of $6.50 for 2004. Natural gas prices reached over Cdn. $13.00/mcf during the fourth quarter 2005.

Oil prices opened on January 1, 2005 at U.S. $43.65 per barrel for WTI and rose steady throughout 2005 to close December 31, 2005 at $60.00. The average 2005 full year price for WTI was over U.S. $56.65 per barrel compared to $41.00 for 2004. Natural gas opened the year 2005 at Cdn. $6.30 per thousand cubic feet (mcf) and closed December 31, 2005 at $9.45. The full year average for 2005 was about Cdn. $8.73/mcf. The first quarter 2005 has seen oil prices exceed U.S. $70.00 per barrel for WTI while natural gas prices have fallen back near Cdn. $8.00/mcf at the AECO hub.

The combination of high natural gas prices and very strong oil prices during 2005 again provided large amounts of unbudgeted cash flow to producers. This strong cash flow again kept Income Trust Funds operating at a high activity level as it did for all senior producers. The inevitable shortage of available on-line production saw Income Trust Funds continue the merger process as a means of maintaining production levels whereas junior and mid-sized firms turned to the drill bit to develop new reserves. This combination saw on-line production being purchased at very high prices, if and when available, and drilling and operating costs reaching record highs, if and when equipment and services were available. These pressures are expected to continue into 2006 which will call for diligent attention to forward planning by the Company.

Overall, 2005 was highly active on several fronts. Again it was a difficult atmosphere in which to do business. Although 2006 has started off as a continuation of 2005 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

Company Activity

The Company experienced mixed results in its drilling program during 2005. Its 15% participation in the Sturgeon Lake project combined with its 12.50% farmout portion was the correct balance for this high-risk high-opportunity prospect. Unfortunately the test well was not successful and this project has been abandoned. The Brazeau project lived-up to its initial promise for 100 days by producing an average of four million cubic feet of gas per day (4.00 mmcf/d) before the otherwise often beneficial fracture system in the Nisku formation opened itself up to the underlying water which then overpowered the gas production from a depth of 11,500’. The Company considers it unlikely that any curative work can be done economically and therefore it has taken a full write-down of the gas reserves allocated at year-end 2004 which it now considers to be ‘stranded’. These projects were offset by the success and opportunity at Senex and Crossfield respectively as follows:

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

a.    Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M);

The Company (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this Area to 46.25 sections. The lands now contain eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong flowing oilwell capable of producing up to 500/600 barrels/day but currently being produced at 200/300 barrels/day while production facilities are being constructed. The one non-producing well drilled on the lands will be used to provide water disposal capabilities for the production facility.

None of the producing oilwells has any significant water production at this time, however the flowing oilwell is expected to gradually produce an increasing amount of water. Also the Company and its partner have a seven to eleven well follow-up program planned based on the success of this well with drilling to commence in August 2006. The 3-D seismic program conducted in January 2005 and extended during the first quarter of 2006, provides strong support for the proposed follow-up drilling program. While operators are restricted for environmental reasons from drilling in this Area until August, the Company and its partner are planning an aggressive 3-D seismic supported drilling program from August 2006 through March 2007 particularly in relation to developing the shallow gas and extension drilling related to the deeper flowing oilwell prospect.

b.    Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process to drill this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; however major competition has entered the immediate area of our lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale. BP Canada added $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare). We do not know the identity of the purchaser nor its willingness to do a joint venture. Regardless, the Company and its partners will continue to move ahead with our own drilling plans.

Production Acquisitions

High oil and gas prices have provided the larger oil and gas producers with huge amounts of cash which they are now using to purchase on-line production as well as conduct aggressive drilling programs. 2005 was the first time in several years that conventional oil and gas companies have been able or willing to compete with Income Trust Funds for on-line production. The ever increasing prices paid for on-line production and the threat of increasing interest rates plus the Federal Government’s announced intent to level the playing field for dividend paying companies has cooled-down Income Trust Funds to some degree or moved them to consider merger opportunities. Also Income Trust Funds must by design, distribute large amounts of their cash to unit holders. These distributions do not seem to be finding their way back to Industry as quickly as in the past thus opening the field to cash strong conventional operators. The Company continues its watch for on-line production that may be found below the radar of both Income Trust Funds and cash strong mid-sized operators; however these opportunities are very few.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Summary

The Company has been successful in developing new projects which offer significant upside opportunities. The Senex project offers a long-range exploitation opportunity that could occupy the Company’s attention well into the future. The Crossfield project is a worthy venture in its own right, however when these are added to other existing projects, management believes the Company must be seen as having placed itself in a very opportune position to add shareholder value both in the short and long terms.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects the building achieved breakeven on an operating and cash flow basis. With the addition of a new mortgage on the building in 2005, in order to expand the company’s oil and gas opportunities, the building currently is running at a cash flow deficit of approximately $42,000.  The Company believes that it will be able to pay down this mortgage from future oil and gas revenues in order to bring this asset cash flow positive in 2007.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2005		December 31, 2004		December 31, 2003
	$		$		$
Total revenues		1,647,324		1,099,418		844,732
Loss for the year		(1,922,458)		(729,034)		(255,456)
Loss per share		(0.195)		(0.102)		(0.042)
Total Assets		8,591,350		6,759,346		3,615,691
Total Liabilities		2,485,865		2,011,631		847,724
Working Capital (Deficit)		(99,421)		(1,039,862)		(280,293)

The increase in total revenues of $547,906 over the 2004 fiscal year is primarily due to an increase of $542,047 in oil and gas revenue. The increase in total assets from 2004 to 2005 was largely due to the Company raising cash through private placement financing and to a lesser extent, developing new oil and gas properties during 2005. Expansion of new oil and gas properties was actually $2,615,351 net however a write-down of $1,400,000 and amortization and depletion of $665,500 reduced the increase to total assets. Overall there was an increase of $1,372,266 in current assets compared to an increase of $459,738 in other assets. The write-down to oil and gas properties was also the reason for the increase in loss of $1,193,424 for fiscal 2005 compared to fiscal 2004. Total liabilities increased by $474,234 in fiscal 2005 due to the Company acquiring a loan of $1,500,000 from IMOR Capital Corp. Proceeds from this loan helped reduce accounts payable and accrued liabilities by $1,169,182 during the same period.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Results of Operations

Three months ended December 31, 2005 (“Q4-2005”) compared with the three months ended December 31, 2004 (“Q4-2004”).

Oil and gas

Oil and gas revenue was $271,004 for Q4-2005 compared to $263,590 for the same period in 2004, an increase of $7,414. This increase was due to a slight increase in production. The production expenses for Q4-2005 were higher at $1,870,714 compared to $332,034 for 2004 and are a direct result of a $1,400,000 write-down of oil and gas properties recorded at year end and an increase of $123,400 in amortization and depletion charges. There was a net loss of $1,599,710 for the fourth quarter of 2005 compared to a net loss of $68,444 reported for the same period in 2004. Operating costs increased from $159,220 in Q4-2005 to $141,969 in Q4-2004, an increase of $17,251. The demand for labour, services and equipment continues to put upward pressure on prices.

Real estate

There was a net rental loss of $14,706 for Q4-2005 compared with net rental loss of $2,886 for Q4-2004. Operating costs actually decreased by $27,598 in Q4-2005 but this was due to timing differences and year-end adjusting entries that caused Q4-2004 operating costs to be higher than usual. The net rental loss was higher in Q4-2005 because of an adjustment concerning interest charges that was made at year end. Otherwise, the period would approximately have broken even. The building had slightly higher occupancy in Q4-2005 than it had in Q4-2004 and the resulting increase in rental revenue was $3,322.

Head office - general and administrative expenses

General and administrative expenses totaled $351,700 for Q4-2005 compared with $398,795 for Q4-2004. The decrease of $47,095 is due to a combination of cost increases and decreases. Increases of $27,664 in administrative, office services and premises expenses, $59,182 in consulting and management fees and $3,427 in finance fees on debt were more than offset by decreases of $104,069 in stock-based compensation, $28,097 in professional fees and $7,347 in filing and transfer agent fees. The Q4-2005 increase in administrative, office services and premises expenses is primarily due to increased personnel and travel costs and an increase in the percentage of the costs that the Company is responsible for in regards to a cost sharing agreement with a company that provides the administrative services. The increase in consulting and management fees are attributed to bonuses paid out to Directors at year-end. The decrease in professional fees was due to very little legal costs occurring in Q4-2005 compared to Canadian and U.S. legal services that occurred in Q4-2004 in regards to general matters and preparation of 20-F filing requirements.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Loss for the period

Loss for Q4-2005 was $1,381,456 compared with a loss of $471,083 for Q4-2004, an increase of $910,373. As noted earlier there was a significant increase in oil and gas amortization and depletion charges in conjunction with the oil and gas properties write-down which are the reasons for the significant increase in loss.

Twelve months ended December 31, 2005 (“YTD-2005”) compared with the twelve months ended December 31, 2004 (“YTD-2004”).

Oil and gas

In total, there was a net oil and gas loss of $1,266,981 for YTD-2005, compared to a net income of $187,782 for YTD-2004. Revenue was up 63% due to increased product prices and production levels, while operating costs were up 46%. Overall production expenses were up by 394% due primarily to an increase of $405,500 in amortization and depletion expense and a write down of oil and gas properties of $1,400,000 in YTD-2005.

Real estate

The net rental loss for YTD-2005 was $55,112, an increase of $41,988 over YTD-2004. While the rental revenue actually increased by $5,859 and operating costs were reduced by $28,450, there was an increase in loan interest charges of $76,485 that caused a higher net rental loss instead of a net rental income. The increase in loan interest charges was due to the IMOR Capital Corp. loan of $1,500,000 that was acquired during YTD-2005.

Head office - general and administrative expenses

General and administrative costs for YTD-2005 were $271,926 higher than YTD-2004. There were increases of $55,370 in administrative, office services and premises expenses, $100,297 in consulting and management fees, $62,423 in professional fees, $95,427 in finance fees on debt and $59,894 in shareholder information costs. The increase in finance fees on debt is mostly due to the financing fees related to an original loan of $1,000,000 from IMOR Capital Corp. which was then increased to an amount of $1,500,000. The increase in administrative costs were due to increased travel costs associated with exploring new business opportunities, new quarterly directors fees for those directors not earning other forms of compensation from the Company and a higher percentage of the cost sharing agreement with a company providing administrative services being implemented midway through the year. The increase in consulting and management fees is due to $100,000 bonuses to directors and the hiring of Lindsay Gorrill as President in the fourth quarter of 2005. The increase in professional fees was due to legal and accounting efforts to meet 2003 and 2004 Form 20-F filing requirements with the Securities Exchange Commission. Shareholder information costs increased due to efforts to increase company awareness which included an agreement with an investor relations firm that cost $5,000 per month. The investor relations agreement was terminated before the year end. Components of administrative, office services and premises costs also increase as a result of the Company increasing its business activities, infrastructure and company awareness. Although stock-based compensation expense was an amount of $173,538 in 2005, it experienced a decrease of $100,255 from the previous year.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Loss for the period

Loss before income taxes for the twelve months ended December 31, 2005 was $2,506,164 compared with 729,034 for the twelve months ended December 31, 2004, an increase of $2,506,164. The increase in the loss for the respective periods is due to the reasons discussed above and most particularly the write-down to oil and gas properties.

In addition to the above discussion the Company recognized a recovery of future income taxes related to the renunciation in 2005 of its 2004 flow through shares. This resulted in a recovery of future income taxes of $583,706.

Summary of Quarterly Results

	2005	2005	2005	2005	2004	2004	2004	2004
Period Ended	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $
Net income (loss) before general and administration expense	1,029,756	91,641	77,697	170,188	(71,330)	80,922	73,149	91,917
Loss for the period	(1,381,456)	(187,373)	(231,260)	(122,368)	(471,083)	(160,799)	(77,885)	(19,267)
Basic loss per Share	(0.14)	(0.02)	(0.02)	(0.01)	(0.07)	(0.02)	(0.01)	(0.00)
Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At December 31, 2005 the Company had current assets of approximately $2,301,005 of which $2,173,537 was comprised of cash and accounts receivable, offset by accounts payable and accrued liabilities of $353,363. Current assets were used to pay down accounts payable and accrued liabilities by $1,169,182 and further investment in oil and gas properties and equipment by $2,615,351 in fiscal 2005.

Total working capital deficiency at December 31, 2005 is $99,421, compared with a working capital deficiency of approximately $1,039,862 at December 31, 2004.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Total working capital deficiency includes a bank demand loan of $322,146 a short term bank loan of $100,000 due January 3, 2006 and a loan of $1,500,000 to IMOR Capital Corp. that will be due September 1, 2006. The Company’s present arrangements with the lender of the bank demand loan call for monthly payments of $11,900. The short term bank loan was repaid as per the agreement subsequent to year end. Management does not anticipate any material change to the repayment arrangements to this lender. The IMOR loan agreement calls for monthly interest only payments of $13,750 for one year upon which the balance is due. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

Other than the second loan agreement, there have been no material changes in the Company’s contractual obligations since its latest fiscal year end, December 31, 2004.

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

An amount of $3,454 (2004: $Nil) is due from a public company with common management and a common director.

Amounts due to related parties include $9,341 (2004 - $nil) to Directors of the Company for Directors fees and expense reimbursements, $90,000 to Directors as a bonus, $5,807 (2004 - $nil) to the President of the Company and $19,769 (2004 - $nil) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $320,392 were paid to Directors and their private companies in 2005 (2004: $193,257).

During the year, current and or former Directors and or Officers exercised 217,500 options for total proceeds of $78,900 (2004: 320,000 options for total proceeds of $126,800). In addition, current and or former Directors and Officers subscribed for 25,000 shares of the Company for total proceeds of $22,500 (2004: 476,000 shares of the Company for total proceeds of $476,000).

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Consulting fees totaling $96,000 were paid to a former Director and his spouse in 2005 (2004: $96,000).

Administrative services, office supplies and accounting charges totaling $121,303 were paid to a private company owned by public companies having common Directors (2004: $79,200).

A debt financing fee of $29,000 was paid to a director (2004 - nil).

Disclosure of Management Compensation

During the year, $41,393 was paid to the President for their services as director and officer of the Company, $100,000 was paid to the C.E.O. for their services as director and officer of the Company, $60,000 was paid to the V.P. Finance for their services as director and officer of the Company, $90,000 was paid to the V.P. Operations for their services as director and officer of the Company, and $10,588 was paid to the Secretary for their services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 14,184,955 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.74	September 19, 2008	21,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	645,000

 Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS - AMENDED
For the year ended December 31, 2005

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	November 10, 2006	241,110
$1.50	November 10, 2006	553,750
$1.25	November 30, 2006	129,000
$1.50	November 30, 2006	319,500
$1.36	December 10, 2006	45,872
$1.25	December 28, 2007	636,000

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company is make known to management and disclosed in accordance with applicable securities regulations.

Subsequent Event

On March 23, 2006 the Company announced that it has commenced trading on the Frankfurt Stock Exchange under the symbol W8O and WKN 871666.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.